Exhibit 107

EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

SKYBRIDGE G II FUND LLC

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation (a)	Fee rate	Amount of Filing Fee (b)

Fees to Be Paid	$3,861,758.91	0.0001102	$425.57

Fees Previously Paid	—	—	—

Total Transaction Valuation	$3,861,758.91

Total Fees Due for Filing			$425.57

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$425.57

(a)	Calculated as the estimated aggregate maximum purchase price for Shares.
(b)	Calculated at $110.20 per $1,000,000 of the Transaction Valuation.